Exhibit 99.3

Shengfeng Development Limited Announces First Half of Fiscal Year 2023 Unaudited Financial Results

Revenue up 11.1% Year Over Year

Net Income up 163.3% Year Over Year

Fuzhou, China, October 11 2023 /PRNewswire/-- Shengfeng Development Limited (the “Company” or “Shengfeng”), a contract logistics company in China providing customers with integrated logistics solution services, announced today its unaudited interim financial results for the six months ended June 30, 2023.

Financial highlights for the First Half of 2023

●	Total revenue increased by approximately 11.1% to approximately $185.0 million for the six months ended June 30, 2023 from approximately $166.5 million for the six months ended June 30, 2022.

●	Gross profit increased by approximately 24.9% to approximately $22.8 million for the six months ended June 30, 2023 from approximately $18.2 million for the six months ended June 30, 2022.

●	Net income increased by approximately 163.3% to approximately $6.5 million for the six months ended June 30, 2023 from approximately $2.5 million for the six months ended June 30, 2022.

Mr. Yongxu Liu, Chairman and Chief Executive Officer of Shengfeng, commented, “I am pleased to share the progress we have made in the first half of 2023. Shengfeng Development Limited, as one of the leading contract logistics service providers in China, has been dedicated to providing exceptional logistics solutions to companies in need of storage and delivery assistance. We are pleased to report that our efforts have yielded positive results, reflected in our financial performance. Our total revenue increased by 11.1% YoY (year-over-year), while our gross profit increased by 24.9% YoY. Particularly noteworthy is the growth of our net income, which experienced an increase of 163.3% YoY. We believe that these achievements demonstrate the effectiveness of our experienced management team and our established management system and operation procedures. We are proud to have played a role in improving the transportation, warehousing, and time management efficiency of companies across China. Moving forward, we remain committed to our mission. We will continue to enhance our services and leverage our expertise to provide superior and customized solutions to our clients. By doing so, we aim to solidify our position as a trusted partner in the logistics industry and achieve sustained excellence. We would like to express our deep appreciation to our valued clients and partners for their trust and support. Your confidence in us has been instrumental in our success, and we do not take it for granted. Rest assured, we are fully dedicated to the pursuit of our mission, and our solid financial performance is evidence of our unwavering commitment. With your continued support, I am confident that Shengfeng Development Limited will continue to prosper and deliver outstanding results in the future.”

Key Items of Financial Results the First Half of 2023

Revenue

Transportation services

Net revenues generated from our transportation services increased by approximately 12.5% from approximately $154.6 million for the six months ended June 30, 2022 to approximately $174.0 million for the six months ended June 30, 2023. The increase was mainly driven by increasing orders from a new client in the medical industry, as well as the growth of other existing clients’ businesses.

Warehouse storage management services

Net revenue generated from our warehouse storage management services decreased by approximately 12.0% from approximately $10.6 million for the six months ended June 30, 2022 to approximately $9.3 million for the six months ended June 30, 2023, primarily due to shutting down redundant warehouses and focusing on transportation services for the six months ended June 30, 2023.

Cost of revenues

Our cost of revenues was approximately $162.2 million for the six months ended June 30, 2023, increased by approximately 9.4%, from approximately $148.3 million for the six months ended June 30, 2022. Our cost of revenue did not increase proportionately with revenue since we successfully optimized cost structure by outsourcing transport services, reducing redundant departments, and incorporating workforce optimization practices for the six months ended June 30, 2023.

Gross profit

Our overall gross profit increased by approximately 24.9% from approximately $18.2 million for the six months ended June 30, 2022 to approximately $22.8 million for the six months ended June 30, 2023. For the six months ended June 30, 2023 and 2022, our overall gross margin was approximately 12.3% and 11.0%, respectively. The gross margin increased mainly due to our cost structure optimization accomplished by outsourcing transport service, reducing redundant departments, and incorporating workforce optimization practices for the six months ended June 30, 2023.

Operating expenses

Our operating expenses decreased by approximately 0.8% from approximately $14.4 million for the six months ended June 30, 2022 to approximately $14.3 million for the six months ended June 30, 2023 for the following reasons:

Selling and marketing expenses

Our sales and marketing expenses consist primarily of employee wages, rental expenses and benefits for sales and marketing staff, rental expenses, depreciation expenses and other daily expenses which are related to the sales and marketing functions. Selling and marketing expenses decreased by approximately $0.3 million from approximately $3.7 million for the six months ended June 30, 2022, to approximately $3.3 million for the six months ended June 30, 2023, which was attributable to decreased employee wages and benefits, due to workforce optimization practices.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expense and other expenses which are related to the general corporate functions.

Our general and administrative expenses increased by approximately 2.1% from approximately $10.8 million for the six months ended June 30, 2022, to approximately $11.0 million for the six months ended June 30, 2023, which was attributable to the increase in employee salary and benefits due to increased headcount of the G&A department.

Income before income taxes

As a result of the foregoing, our income before income taxes increased by approximately $5.0 million, or approximately 178.6%, to approximately $7.9 million for the six months ended June 30, 2023 from approximately $2.8 million for the six months ended June 30, 2022.

Provision for income taxes

The effective income tax rate increased from approximately 13.1% for the six months ended June 30, 2022 to approximately 17.9% for the six months ended June 30, 2023. The increase in the effective tax rate is mainly due to increased profit made in subsidiaries that don’t have preferential tax treatment for the six months ended June 30, 2023.

Net income

As a result of the foregoing, our net income increased by approximately $4.0 million, or 163.3%, to approximately $6.5 million for the six months ended June 30, 2023 from approximately $2.5 million for the six months ended June 30, 2022.

About Shengfeng Development Limited

Shengfeng Development Limited is a contract logistics company in China providing customers with integrated logistics solution services. Established in 2001, the Company has developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of June 30, 2023. The Company provides integrated logistics solutions comprised of B2B freight transportation services, cloud storage services, and value-added services. The Company applies well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. For more information, please visit the Company’s website: http://ir.sfwl.com.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this report. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Shengfeng Development Limited

Investor Relations Department

Email: ir@sfwl.com.cn

Shengfeng Development Limited

Samuel Xian

Phone: +86 591 8367 2798

Email: Huasen.Xian@sfwl.com.cn

SHENGFENG DEVELOPMENT LIMITED

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

 (All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30,	December 31,
	2023	2022
Assets
Current Assets:
Cash	$29,082	$21,285
Restricted cash	2,593	2,083
Notes receivable	4,505	4,885
Accounts receivable, net	75,774	89,110
Prepayments and other current assets, net	18,725	18,292
Due from related parties	41	42
Total Current Assets	130,720	135,697

Property and equipment, net	38,702	40,265
Intangible assets, net	12,237	6,711
Operating lease right-of-use assets, net	21,130	27,880
Long-term investments	1,888	2,040
Deposit for investment	13,839	14,358
Deferred tax assets	2,769	3,587
Deferred issuance costs	76	81
Other non-current assets	8,441	14,640
Total Assets	$229,802	$245,259

Liabilities and Shareholders’ Equity

Current Liabilities
Notes payable	$9,411	$2,046
Accounts payable	42,191	57,048
Short-term bank loans	34,861	47,655
Due to related parties	1,573	2,414
Salary and welfare payables	2,303	3,241
Accrued expenses and other current liabilities	7,592	6,551
Operating lease liabilities, current	7,382	9,634
Tax payables	3,202	2,207
Total Current Liabilities	108,515	130,796

Operating lease liabilities, non-current	13,401	17,507
Other non-current liabilities	1,775	1,870
Total Liabilities	123,691	150,173

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,520,000 and 38,120,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively*	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022*	4	4
Additional paid-in capital	83,762	75,575
Statutory reserves	3,974	3,974
Retained earnings	23,719	17,275
Accumulated other comprehensive loss	(9,500)	(5,609)
Total Shengfeng Development Limited’s Shareholders’ Equity	101,963	91,223

Non-controlling Interests	4,148	3,863
Total Shareholders’ Equity	106,111	95,086
Total Liabilities and Shareholders’ Equity	$229,802	$245,259

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2023	2022

Revenues
Transportation	$173,989	$154,614
Warehouse storage management service	9,315	10,591
Others	1,667	1,333
Total revenues	184,971	166,538
Cost of revenues	(162,195)	(148,296)
Gross profit	22,776	18,242

Operating expenses
Selling and marketing	(3,336)	(3,672)
General and administrative	(10,976)	(10,755)
Total operating expenses	(14,312)	(14,427)

Income from operations	8,464	3,815

Other income (expense)
Interest income	61	40
Interest expense	(982)	(1,151)
Other income, net	329	122

Income before income taxes	7,872	2,826

Provision for income taxes	(1,409)	(371)

Net income	6,463	2,455

Less: Income (loss) attributable to non-controlling interests	19	(1)
Net income attributable to Shengfeng Development Limited’s shareholders	$6,444	$2,456

Comprehensive income (loss)
Net income	6,463	2,455
Foreign currency translation adjustment	(4,049)	(4,880)
Total comprehensive income (loss)	2,414	(2,425)
Less: total comprehensive income (loss) attributable to non-controlling interests	(139)	1
Total comprehensive income (loss) attributable to Shengfeng Development Limited	$2,553	$(2,426)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Class A and Class B Ordinary Shares - Basic and diluted*	81,166,851	80,000,000

Earnings per share
Class A and Class B Ordinary Shares - Basic and diluted*	$0.08	$0.03

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

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